Offering Statement for Monetran, LLC (“Monetran”)

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Monetran, LLC

   501 Pershing Ct.

Hockessin, DE 19707

Eligibility

2. **The following are true for Monetran, LLC:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Dave Olszewski

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Graduated from Hamburg University with a Master's degree in computer science. Has launched two successful startups and has decades of experience in product development. Has been granted seven patents for computer systems and applications. His specialties are DevOps and mobile integration. Work history:

Name
Ron Robinson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Earned a degree in Communications & Marketing from the University of Tulsa. Has been involved in 100+ political campaigns across the country in a communications capacity. Is a nationally renowned

expert in video and digital operations. Has advanced knowledge in communications security. Work history:

Name
Don Bielak

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Don Bielak has served as the full-time Monetran Manager, CEO, and Founder for the past twenty-four months after years of experience as the Publicity and Media Relations Director for FR Park Racing in New Jersey from 1993-2017. During his tenure, he secured national media coverage in Sports Illustrated, ESPN, and NBC, among others, for his company. Don is an alumnus of Thomas Edison University where he majored in communications. Don has served full time as the Founder and CEO of Monetran from 2017 - Present. Work history:

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Don Bielak

Securities:	1,000,000
Class:	Class A
Voting Power:	73.1%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Monetran is an internet-based fintech company that aims to combine blockchain technology and digital currency to provide a faster, more economical way for customers to make purchases or transfer funds on a global scale. The primary objective of the Monetran project has been to develop a stable token which can be used in everyday commerce, including for micropayments of $1 or less. The token has been designed not only to maintain its value but to steadily increase in value over time. It has been backed by a portfolio of U.S. Government assets and will be redeemable for a portion of the account that reflects the number of tokens in circulation. These unique features could make our token, known as Moneda, not only stable but also might give it the ability to serve as a true store of value – something that very few if any, coins or tokens can claim. In short, we believe this token – called Moneda – will deliver all of the features a cryptocurrency would need in order to be considered as the favored medium of exchange for internet transactions and, therefore, make it a prime candidate for mass adoption. Built on the Stellar blockchain, Moneda enjoys all of the benefits that platform has to offer, including swift and secure transactions, economical transfers, conversions from one currency to another, and the ability to make cross-border payments. Monetran has developed a minimally viable product (MVP) that enables the person-to-person transfer of funds and which enables customers to give their savings a measure of protection from inflation or negative interest rates. Once the entire Monetran system is completed, immediate plans call for the establishment of a funds transfer network with a primary emphasis on remittances, which are at this point in time a global market worth nearly $600 billion and growing. Monetran aims to profit from transaction fees each time Moneda is used in commerce or for remittances. One model based on a 3% penetration of the U.S. / Mexico remittance market shows that Monetran could earn transaction fees in excess of $10 million per anum with the potential to increase that number over time. Future plans also include partnerships with major retailers such as Walmart and Amazon. Internet commerce appears to us as ripe for the Monetran model and we believe that our token could be universally accepted as a medium of exchange for such transactions.

Monetran currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Monetran, LLC speculative or risky:**
   1. This is a brand new company. It has no history, no customers, and no revenues. If you are investing in this company, it's because you think the cryptocurrency model is a good idea, that we can price it right and attract enough customers so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Financial systems and services is a very competitive field and the possibility exists that as a new company, Monetran, LLC may be at a serious disadvantage compared to others who have been operating for a long period of time with success.
   2. There are several competitors who may be better positioned than we are to take the majority of the market. Blockchain is a fast-moving technology with many new participants entering the space on a continual basis. We will compete with larger, established cryptocurrency companies who currently have products on the markets and/or product development programs. These competitors may have much stronger financial conditions than us as well as established names in the industry. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the cryptocurrency developed by us will be preferred to any existing or subsequently developed technologies. It should further be assumed that competition in the cryptocurrency and blockchain space will intensify. Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to continue operations. We estimate that we will require at least $0.5 million to

commence commercial production of the Monetran network. If we are unable to meet our funding goals with this offering, we may need to raise additional money from bank loans, future sales of securities or some combination thereof. Failure to raise the minimum required amount could either adversely affect the time frame for the company to complete its development of the network or cause the project to fail completely.

3. The terms you receive for your investment may be inferior to terms other investors receive. Even if we are successful in our fundraising efforts during this offering, given the complexities of the project we are undertaking, raising additional funds may be necessary. In that case, we may offer terms to later investors that are superior to the terms of your Class B Units, including with respect to the prices paid and valuations, transfer restrictions, distribution, or voting rights.

4. We may never successfully develop or launch our system. There is no guarantee that the Monetran team will be able to develop the transfer system to the point it is ready for widespread release. Unforeseen difficulties or malfunctions in the development process, or necessary modifications to the software underpinning the system could delay or prevent an operational version of the system. We may be unable to secure the technical talent and expertise needed to successfully develop and launch such a system. In the event we are unable to complete and maintain our project, investors may lose all of their investment.

5. You can't easily resell these securities. Your ability to trade or resell these Units is limited to comply with federal regulations. These restrictions include at least a one-year lock-up period during which transferability is not allowed. These securities are not public and may not be traded on an open market. You must be prepared to bear the risk of your investment for a significant period.

6. Any valuation at this pre-revenue stage is highly speculative. At this point in time, it is extremely difficult to assign a specific value to Monetran, LLC. Much of the company's value lies in its proposed business model and target markets, and the future acceptance of its products by a significant portion of the populace. As a result, the company's valuation has been arbitrarily determined without independent valuation and involves a good-faith estimate as to what the company could be worth, largely based on those factors. The offering price bears no relationship to our assets, earnings, book value, or any other objective standard of value. Consequently, the Units may have a value significantly less than the offering price and may never obtain a value equal to or greater than the offering price. As an investor you must make the decision whether the company presents enough potential for success that you would be willing to make a monetary investment in such potential.

7. Our business projections are only estimates and are subject to many external factors. There can be no assurance that the company will meet any of its projections. The company may experience higher than expected costs. The company may find insufficient demand for the product, due to alternatives offered by competitors or the pricing strategy we implement for our products. Pricing pressure from competitors may negatively impact our profitability, even if demand for our product exists.

8. Dependence on Stellar Platform The Monetran system will be developed and operate on an open-source platform called Stellar Blockchain. Due to Stellar's open-source nature, it may be difficult for us to ensure the continued functionality of the Platform, thereby jeopardizing our system's development. Any negative impact to the Platform due to denial of service attacks, malicious programs, lack of needed maintenance, or other infrastructure issues could result in our having reduced or no access to the Platform. Such a result could hinder our ability to develop the token and negatively impact our value.

9. The regulatory environment for blockhchain technologies, cryptocurrencies, tokens and token offerings is uncertain. Tokens, cryptocurrencies, and other blockchain technologies are subject to an underdeveloped and rapidly evolving regulatory scheme. Due to the relative newness of the technologies, regulation of these fields is currently being addressed by a wide range of legislative and executive bodies throughout the US and worldwide. Inconsistencies among these rules may cause confusion and uncertainty for the company. Failure to follow applicable laws or regulations, including those not currently in existence, might result in penalties, fines, or other adverse legal proceedings against us, and jeopardize the completion and operation of our project.

10. Our financial review contains a going concern note. The ability of the company to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows to meet our obligations, and/or to obtain additional capital financing from our

members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt that we will be able to continue as a going concern for a reasonable period of time.

11. Items planned for development may not be completed. The Company currently does not have a functional distributed ledger based business model and there is no guarantee that such will be developed in the future. Some of the technology we will need to make our project successful may not currently exist and may have to be developed by our technology department. There is a possibility that we may not be successful in developing such needed technology and the project could experience failure because of it.

12. Our business projections are only estimates and are subject to many external factors. There can be no assurance that the company will meet any of its projections. The company may experience higher than expected costs. The company may find insufficient demand for the product, due to alternatives offered by competitors, or the pricing strategy we implement for our products. Pricing pressure from competitors may negatively impact our profitability, even if demand for our product exists.

13. Our patents and other intellectual property could be unenforceable or ineffective The company currently owns two Internet domain names and various trade secrets. The company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to blockchain technology. However, there is no guarantee any company related patents will be issued from any existing or future applications. The scope of any patent protections may not be sufficient to provide competitive advantages, and any patents the company obtains may not be held valid if subsequently challenged. Engaging in patent litigation (either prosecution or defense) may be costly and time consuming even if the outcome is favorable to the company. An adverse outcome could subject the company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the company to cease offering its token.

14. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Monetran, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We are near the end of development of the company app and will devote a significant portion of the funding to finishing, updating, and maintaining it. Once the app is completed, we will be in need of capital for advertising and marketing in order to acquire customers. The largest expenditure will be funds deposited in the investment account in order to back the Moneda token. Legal and professional services normally require a significant amount of expenditures and that fact is reflected in the projections. Should the company reach the top limit of investments, we will expand the team as we expand the business and we will have the company website and the Monetran app upgraded to meet the needs of the anticipated increase in business. Routine maintenance of both the company website and company app carry significant cost. Compensation to team members will entail substantial cost. Projected runway at full subscription: 2 years

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Compensation for Team Members	$1,500	$32,000
Completion / Upgrade of App	$1,000	$20,000
Marketing & Advertising	$1,000	$39,750
Backing of Moneda tokens	$2,500	$80,000
Maintenance of System	$1,000	$25,000
Trade Shows & Conventions	$510	$6,000
Legal & Professional Services	$2,000	$10,000
Expansion of Team	$0	$15,000
Redesign / Replace Website	$0	$10,000
Total Use of Proceeds	**$10,000**	**$250,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Monetran, LLC must agree that a transfer agent, which keeps records of our outstanding Class A (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early. Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.25 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A	1,460,000	1,214,371	Yes	
Class B	107,965	107,965	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Unlike other holders of Class A common units, you are not subject to the transfer restrictions listed in the Limited Liability Company Agreement. The Company has granted you a perpetual waiver from these transfer restrictions.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The company's Founder is the only individual who owns greater than 20% of the outstanding voting securities. Those holdings make him the majority stockholder in Monetran and the corresponding voting rights give him control of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Even if we are successful in our fundraising efforts during this offering, given the complexities of the project we are undertaking, raising additional funds may be necessary. In that case, we may offer terms to later investors that are superior to the terms of your Class A Units, including with respect to the prices paid and valuations, transfer restrictions, distribution, or voting rights. As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common units will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to renegotiate any related-party debt if potential related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by the manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Monetran, LLC conducted within the past three years?**

    Date of Offering: 10/2018

    Exemption:

        Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)
        (6))

Securities Offered:	Common Stock
Amount Sold:	$106,999
Use of Proceeds:	

1. Construction of internet application and system of cryptocurrency transfer. 2. Backing of cryptocurrency. 3. Fund raising charges and commissions (Reg. CF raise) 4. Payments to team members. 4. Legal and professional fees. 4. Advertising and promotions.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Monetran is a new company that is still pre-income. Our average monthly burn rate is around $3,150, with an average allocation of 14% towards sales and marketing, 31% to development, and 3% to G&A, and 51% to operations/customer success. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise a $250,000 round in 2020. We currently have $21,764 in the bank, and another $35,993 in investments which back our Moneda currency. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses from our date of inception on March 26, 2018, to our year-end on December 31, 2019, amounted to $54,367.65, which resulted in a $43,404.60 loss in year 2019. The $54,376.65 in expenses included $15,691.88 for fundraising charges & commissions and $13,500 for the development of the Monetran funds' transfer system. Subsequent to December 31, 2019, we have raised no additional capital. On December 31, 2019, total investments amounted to $106,999.19. Our last equity round was priced at $1.00 per share, in October 2018. Given our progress, we believe $1.25 per share is now appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$299	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   1. in connection with the purchase or sale of any security?
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,

at the time of the filing of this offering statement:
1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Monetran, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf

Opportunity:
    Offering Page JPG: offeringpage.jpg

Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.monetran.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.